May 4, 2018
VIA EDGAR

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust
Form 10-K for the year ended December 31, 2017
Filed February 16, 2018
File No. 001-06300

Dear Ms. Monick:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully the comment in your letter dated April 27, 2018, and on behalf of the Company, I respectfully provide the Company’s response to your comment below. For your convenience, the text of the comment is reproduced below before the applicable response.

Form 10-K for the Year Ended December 31, 2017

Item 8. Financial Statements and Supplemental Data

3. Investments in Partnerships, page F-26

1.
Please provide us with your significance test calculation pursuant to Rule 4-08(g) of Regulation S-X related to your investment in the Fashion District Philadelphia for the fiscal year ended December 31, 2017. In your response, address how you considered the sale of 801 Market Street, which generated a $6.1 million gain for the company, in testing the significance of such unconsolidated joint venture.

Response:

By way of background, the Fashion District Philadelphia project is comprised of four properties formerly known as Gallery I, Gallery II, 907 Market Street and 801 Market Street, which were acquired from four distinct sellers in separate transactions over a ten-year period from 2003 to 2012. The assemblage was made in order for the Company to carry out a transformation of a contiguous three-block stretch of Market Street in Center City Philadelphia, which contained approximately one million square feet of retail space.

In 2014, the Company and Macerich formed the following joint ventures to facilitate the redevelopment of these properties into Fashion District Philadelphia - (i) PM Gallery LP, which indirectly owns the fee and leasehold interests in all of the properties described above other than the 801 Market Street property, and (ii) 801 Market Venture LP, which indirectly owned the interest in the retail and office condominium units comprising the concourse through six floors of the 801 Market Street property. Floors 7 through 13 of the 801 Market Street property are owned by an unaffiliated third-party.

In 2015 and early 2016, substantially all of the leases with retail tenants occupying the Gallery I, Gallery II and 907 Market Street properties were terminated to allow for the interior demolition and redevelopment of these properties into Fashion District Philadelphia. Following the de-leasing of these properties, the only tenants remaining were (i) an office tenant in the 907 Market Street property, and (ii) two office tenants and two retail tenants in the 801 Market Street property.

In 2017, 801 Market Venture LP sold a condominium unit in the 801 Market Street property, which included the office tenants in floors 3-6, and 801 Market Venture LP retained the condominium unit that included the retail tenants in the concourse, ground level and second floor as this portion of the property will be integrated into the Fashion District Philadelphia project.

The 2017 results of operations of 801 Market Venture LP were as follows (in thousands of dollars):

Equity in income (loss) before gain on sale	$ (350)
Gain on sale of real estate by equity method investee	6,539
Equity in income of 801 Market Ventures LP	$ 6,189

Significant Subsidiary Tests (all amounts in thousands):

SX 1-02(w)(1) - Investment Test
Total assets of the Company	$ 2,588,771
10% of total assets	$ 258,877
Company’s equity in 801 Market Ventures LP	$ 26,881
Equity in 801 Market Ventures LP as % of the Company’s total assets	1.04%

SX 1-02(w)(2) - Asset Test
Total assets of the Company	$ 2,588,771
10% of total assets	$ 258,877
Company’s proportionate share of 801 Market Ventures LP’s assets	$ 27,844
Proportionate share of 801 Market Ventures LP assets as % of the Company’s total assets	1.08%

SX 1-02(w)(3) - Income Test
Company net loss from continuing operations	$ (32,848)
Add back: proportionate share 801 Market Ventures LP’s income	6,189
Company loss, excluding equity in income of 801 Market Ventures LP	$ (39,037)
10% of amount above	(3,904)
Absolute value	3,904
Equity in income of 801 Market Ventures LP	$ 6,189
As a % of Company loss excluding equity in income	15.9%

801 Market Ventures LP was determined to be a significant subsidiary based on the income test. Accordingly, we included summarized financial information as to the assets, liabilities and results of operations of this entity in accordance with Rule 4-08(g). Such information was aggregated with other subsidiaries not consolidated on a group basis and presented in footnote 3, Investments in Partnerships.

***

If you have any questions about the Company’s response to your comment or require further explanation, please do not hesitate to contact Robert McCadden, the Company’s Chief Financial Officer, at (215) 454-1295 or Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426.

Sincerely,

/s/ Robert F. McCadden
Robert F. McCadden
Executive Vice President and Chief Financial Officer

cc:    Mark Rakip (SEC)
Lisa Most, Esq. (PREIT)
Robert Juelke, Esq. (Drinker Biddle & Reath LLP)
Andrew Michal (KPMG LLP)